Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(j)

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

On October 14, 2009, CF Industries Holdings, Inc. issued the following press release:

NEWS

NEWS

NEWS

CF INDUSTRIES FILES DEFINITIVE PROXY MATERIALS TO ELECT THREE NOMINEES TO TERRA INDUSTRIES BOARD OF DIRECTORS AND SENDS OPEN LETTER TO TERRA STOCKHOLDERS

DEERFIELD, IL, October 14, 2009 – CF Industries Holdings, Inc. (NYSE: CF) today mailed the following letter to the stockholders of Terra Industries Inc. (NYSE: TRA) along with its definitive proxy materials in connection with Terra’s 2009 annual meeting.  CF Industries is soliciting votes to elect CF Industries’ slate of three highly qualified, independent nominees to Terra’s board of directors.  CF Industries’ director nominees are John N. Lilly, David A. Wilson, and Irving B. Yoskowitz.

“We are looking forward to Terra’s annual meeting on November 20 when Terra stockholders will have the opportunity to show support for CF Industries’ proposal for a business combination with Terra,” said Stephen R. Wilson, chairman, president and chief executive officer of CF Industries.  “We have made a compelling proposal to Terra for an all-stock transaction at a significant premium.  Since Terra first proposed a business combination with us in 2004, CF Industries and Terra have had many discussions regarding combining our two companies, including in 2007, when Terra reaffirmed the strategic merits of a combination.  Now is the time to advance this compelling business combination by electing our director nominees at Terra’s annual meeting.”

The following letter has been sent to Terra stockholders with CF Industries’ definitive proxy statement:

Dear Terra Industries Stockholder:

At Terra’s upcoming annual meeting scheduled for November 20, 2009, we are seeking your support to elect three highly qualified, independent nominees to Terra’s board.  By voting for our independent nominees, you will show your support for our proposed business combination with

Terra, a transaction that offers Terra stockholders a substantial premium and the opportunity to participate in a compelling combination.

We urge you to vote FOR our three independent nominees on the BLUE proxy card TODAY.

CF INDUSTRIES IS OFFERING A SUBSTANTIAL PREMIUM FOR YOUR SHARES

Our proposal provides Terra stockholders a very substantial premium.  The proposed exchange ratio of 0.465 of a CF Industries share for each outstanding Terra share represents a premium of over 35% to the 0.3449 unaffected exchange ratio based on the closing share prices of CF Industries and Terra on January 15, 2009, when we announced our initial proposal.  This premium is well above the average historical premium for all-stock transactions.

In addition, based on our financial performance during 2009, we believe the effective premium we are offering is well above 35%.  Since we made our initial proposal in January, our financial performance has exceeded that of Terra significantly.  For example, during the first half of 2009, CF Industries generated EBITDA (earnings from continuing operations after non-controlling interest before interest, taxes, depreciation and amortization) of approximately $508 million compared to EBITDA generated by Terra of approximately $218 million.  Also during this same period, CF Industries’ financial results have exceeded consensus sell-side analysts’ profit expectations by a substantial amount.  Based on this superior financial performance, we believe that CF Industries’ shares would have increased more than Terra’s shares during 2009 absent any takeover proposals, and that the premium we are offering is effectively well above 35%.

We believe that Terra’s stock price would be significantly lower absent our proposal.

THE TERRA-CF INDUSTRIES COMBINATION ALLOWS YOU TO PARTICIPATE IN THE UPSIDE AND GROWTH OF THE COMBINED COMPANY, INCLUDING UP TO $135 MILLION IN SYNERGIES

We have identified annual cost synergies of up to $135 million expected from elimination of overlapping corporate functions, optimization of transportation and distribution systems, and through greater economies of scale in procurement and purchasing, among other areas.  Given the all-stock nature of the transaction, you will be able to participate fully in the stockholder value created from the realization of these synergies.  After the combination, we believe the management teams of CF Industries and Terra will identify even more value from operating synergies.

COMPELLING STRATEGIC RATIONALE FOR COMBINING TERRA AND CF INDUSTRIES

The combined company will be a stronger, more competitive player in the global nitrogen fertilizer industry, becoming the global #2 public company.  We believe that the two companies are highly complementary and the strategic rationale of this combination is extremely compelling.  The strategic merits of the combination are also well understood by Terra, who first proposed a business combination with CF Industries in 2004.

CF Industries and Terra Industries have complementary strengths in nitrogen, providing breadth and flexibility in nitrogen product offerings.  In addition, the locations of CF Industries’ and Terra’s facilities together increase their domestic geographic reach.  The two companies’

distribution and manufacturing assets combined would enhance service to customers in the agriculturally important central U.S. region, improving the availability, accessibility and timeliness of products to customers.  The combined company would also benefit from CF Industries’ strong world-scale position in phosphate.

Furthermore, the combination of Terra and CF Industries will create a larger, more stable company that will be better positioned to pursue growth initiatives with less risk than either company could pursue alone.

Finally, the all-stock nature of the combination will allow Terra stockholders to participate fully in the growth and upside potential of the combined company.  You will maintain your exposure to the global fertilizer industry and be invested in a financially stronger, more competitive player.

ELECT OUR NOMINEES TO SHOW YOUR SUPPORT FOR THE BUSINESS COMBINATION

Our director nominees are highly qualified and bring with them their diverse experiences.

•                  John N. Lilly, president of John Lilly Strategic Insights, LLC and former chief executive officer of The Pillsbury Company.

•                  David A. Wilson, president and chief executive officer of the Graduate Management Admission Council and former managing partner at Ernst & Young LLP.

•                  Irving B. Yoskowitz, senior counsel at Dickstein Shapiro LLP and former executive vice president and general counsel of Constellation Energy Group, Inc., the parent company of Baltimore Gas & Electric Company.

None of these nominees is affiliated with CF Industries or has any relationship with CF Industries (except for his agreement to serve as a nominee for Terra’s board).  The nominees are independent within the meaning of the listing standards of the New York Stock Exchange as well as the Corporate Governance Guidelines of Terra Industries.

Our proposed business combination with Terra may only proceed with the approval of Terra’s board of directors, and the election of our nominees is an important step towards this transaction.

VOTE FOR OUR HIGHLY QUALIFIED AND INDEPENDENT NOMINEES ON THE BLUE PROXY CARD TODAY

We are excited about our proposed business combination with Terra Industries and look forward to your support for our nominees and this important transaction.

We urge you to sign, date and return the enclosed BLUE proxy card if you hold your shares in your own name or to follow the instructions provided by your broker if you hold your shares in “street name” TODAY with a vote FOR our nominees.  If you have any questions or need assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll free at (877) 456-3507.

Sincerely,

CF Industries

Morgan Stanley and Rothschild are acting as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to CF Industries.

Additional information for Investors, Employees, Customers and the Agribusiness Community is available at www.transactioninfo.com/cfindustries or www.cfindustries.com.

Contacts

Terry Huch

Senior Director, Investor Relations and Corporate Communications

847-405-2515 — thuch@cfindustries.com

Susan Stillings / Monika Driscoll, 212-333-3810

Brunswick Group LLC

Alan Miller, 212-750-5833

Innisfree M&A Incorporated

About CF Industries

CF Industries Holdings, Inc., headquartered in Deerfield, Illinois, is the holding company for the operations of CF Industries, Inc. CF Industries, Inc. is a major producer and distributor of nitrogen and phosphate fertilizer products. CF Industries operates world-scale nitrogen fertilizer plants in Donaldsonville, Louisiana and Medicine Hat, Alberta, Canada; conducts phosphate mining and manufacturing operations in Central Florida; and distributes fertilizer products through a system of terminals, warehouses, and associated transportation equipment located primarily in the Midwestern United States. The company also owns a 50 percent interest in KEYTRADE AG, a global fertilizer trading organization headquartered near Zurich, Switzerland. Additional information on CF Industries is found on the company’s website at www.cfindustries.com.

Additional Information

This communication is neither an offer to sell or the solicitation of an offer to buy any securities, nor is it a substitute for the prospectus/proxy statement CF Industries Holdings, Inc. (“CF Holdings”) would file with the Securities and Exchange Commission (the “SEC”) regarding the proposed transaction with Terra Industries Inc. (“Terra”) if such a negotiated transaction is reached or for any other document which CF Holdings may file with the SEC and send to CF Holdings or Terra stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CF HOLDINGS AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed by CF Holdings with the SEC through the web site maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.

CF Holdings and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders or CF Holdings stockholders in respect of the proposed transaction with Terra. Information regarding CF Holdings’ directors and executive officers is available in the supplement to its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 7, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

Safe Harbor Statement

Certain statements contained in this communication may constitute “forward-looking statements.”  All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF Holdings proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF Holdings following completion of the proposed transaction; CF Holdings’ ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF Holdings’ ability to promptly and effectively integrate the businesses of Terra and CF Holdings; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; recent global market and economic conditions, including credit markets; and the other risks and uncertainties included from time to time in our filings with the SEC.  Except as required by law, we undertake no obligation to update or revise any forward-looking statements.

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